Exhibit 99.17

i-80 Gold Provides South Arturo Update in Nevada

New El Nino Drill Results Include 14.05 g/t Au Over 25.9 m

Reno, Nevada, April 21, 2021 - i-80 GOLD CORP. (TSX:IAU) (“i-80”, or the “Company”) is pleased to provide an update for its 40%-owned South Arturo Property located in the Carlin Trend of Nevada. South Arturo is a joint venture with Nevada Gold Mines (“NGM”) and includes the high-grade El Nino underground mine, which is in production.

Work completed in 2020 included a successful expansion drill program at El Nino as well as work targeting the advancement of two additional development opportunities on the property; the Phase 1 open pit and the Phase 3 project.

El Nino

The 3,800 metre drill campaign completed in 2020 from underground drilling stations demonstrated the ability to extend mine life at depth with numerous high grade intercepts (previously released) including 26.76 g/t Au across 18.3 m, 17.11 g/t Au across 39.6 m and 5.73 g/t Au across 100.6 m. Additional highlight results from new results received from the 2020 program are provided below. Following up on the success of this drill program, more than 8,000 meters of exploration drilling are planned in 2021 focused on extending mineralization further down dip at the Lower El Nino and Cloud Nine targets.

Highlight assay results for previously unreleased intercepts from the 2020 drill program include:

•	19.8 m of 12.20 g/t Au (SEC20012)
•	29.0 m of 6.20 g/t Au (SEC20014)
•	25.9 m of 14.05 g/t Au (SEC20015)

Development of a ramp to access the deeper mineralization is under way and is expected to be completed in Q1 2023. Production of orebodies accessed from the ramp is expected to begin in Q2 2022.

Phase 1

More than 3,500 metres of drilling was completed on the near surface portion of the planned Phase 1 open pit to increase confidence in the ore reserves and upgrade mineral resources. This drilling returned higher than expected grade-thicknesses and Barrick has moved heap leach material from Phase 1 into their year-end 2020 mineral reserves. In 2021, the joint venture plans to complete further metallurgical work in advance of mine construction.

Phase 3

2020 drilling completed in the Phase 3 project area also returned favorable results and the joint venture partners have commenced trade-off studies to optimize the economics of the project as an underground versus open pit project, or a combination scenario. Initial work on the underground option has been encouraging and 3,500 metres of exploration drilling is planned to test the Hendrix target located between the El Nino and Phase 3 deposits.

“El Nino continues to deliver excellent results as demonstrated by the latest intercepts of our 2020 drill campaign.  Multiple holes intersected zones of impressive grade over a mineable width”, stated Matt Gili, President and COO of i-80 Gold.  “We expect to see these results incorporated into an updated mineral resource model expected later in 2021. The deposit remains open at depth and along strike”.

Figure 1 - El Nino isometric view - Drilling from underground platforms

Table 1 - New 2020 Drill Results from El Nino
Hole ID	Type	From (m)	To (m)	Length (m)	Grade (g/t Au)	Length (ft)	Grade (oz/ton Au)
SEC20012	Core	108.2	128.0	19.8	12.20	65	0.356
SEC20014	Core	76.2	105.2	29.0	6.20	95	0.181
SEC20015	Core	53.3	79.2	25.9	14.05	85	0.410
Table 2 - Collar Coordinates
UTM	Project	Hole ID		North m	East m	Elevation m	Azimuth	Dip
Nad83 Zone 11	El Nino	SEC20012		4543500	549513	1479	294	-79
	El Nino	SEC20014		4543509	549451	1483	031	-83
	El Nino	SEC20015		4543510	549452	1483	303	-77

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo and advancing the development of the Company’s Getchell and McCoy-Cove Projects.

Qualified Person

Tim George, PE, Manager of Engineering Services, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101. The primary assay laboratories for the South Arturo Mine are ALS Minerals and American Assay Labs in Reno, Nevada. For a complete description of sample preparation, analytical methods and QA/QC procedures, refer to the technical report dated January 25, 2021 (effective date December 1, 2020), titled “Preliminary Feasibility Study for the South Arturo Mine, Elko County, NV” located on i-80’s website and at www.sedar.com.

Abbreviations used in this press release are available by following this link (click here).

For further information, please contact:

Ewan Downie - CEO

Info@i80gold.com

www.i80gold.com

1-888-346-1390

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, commencement of trading of i-80 Gold on the Toronto Stock Exchange and completion of the acquisition of the Getchell Project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.